Mail Stop 0308
							January 6, 2005


Richard Miller
Chief Executive Officer
Maui General Store, Inc.
P.O. Box 297
Hana, Maui, HI  96713


RE:	Maui General Store, Inc.
	Item 4.01 Form 8-K filed November 19, 2004
            File No. 0-50441

Dear Mr. Miller:

	     We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. The disclosure in the third paragraph with respect to disagreements with your former accountant should be expanded to cover the subsequent interim period through the date of resignation.
See
Item 304 (a)(1) of Regulation S-B.

2. Please note your correct Commission file number is as shown above.
Please use this number for your amendment.


      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.





Richard Miller
Maui General Store, Inc.
January 6, 2005
Page 2




	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.



	The amendment should be filed within five business days from the date of this letter and include an updated letter from the former accountants confirming that they agree with the revised disclosure, if true. Any questions regarding the above should be directed to me at (202) 942-1809, or in my absence, to Robert Benton at (202)
942-
1811.

							Sincerely,



							Robert Burnett
						            Staff Accountant


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